

May 21, 2014

Via E-mail
Donald H. Hosmer
Co-Chief Executive Officer
Royale Energy, Inc.
7676 Hazard Center Drive
Suite 1500
San Diego, CA 92108

> **Re:** **Royale Energy, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed March 15, 2012**
> **Form 10-K for the Fiscal Year ended December 31, 2012**
> **Filed April 16, 2013**
> **File No. 000-22750**

Dear Mr. Hosmer:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief

cc: Mr. Lee Polson